SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of August 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of August 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1. Press Release dated August 3, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: August 8, 2006

F O R . I M M E D I A T E . R E L E A S E
Spectrum Signal Processing Reports Second Quarter 2006 Results
Second quarter revenues up 21% sequentially and 12% over prior year
Burnaby, B.C., Canada – August 3, 2006 – Spectrum Signal Processing Inc. today announced its financial results for its second quarter ended June 30, 2006. Spectrum reports all results in United States dollars and in accordance with United States GAAP. Key second quarter financial and operational metrics include:
•	revenues of $3.8 million;

•	gross profit of $2.4 million, representing a gross margin of 64% of revenue;

•	net operating expenses of $3.0 million;

•	a net loss of $530,000, or $0.03 per share;

•	a cash balance of $1.2 million at June 30, 2006; and

•	four new design-ins of the Company’s flexComm™ products.
“We have dramatically reduced our quarter over quarter cash loss with stronger gross margins and higher revenues relative to both the prior quarter and the second quarter of 2005, but we are by no means satisfied,” stated Pascal Spothelfer, Spectrum’s President and CEO. “The recent introduction of the SDR-4000, our rugged small form factor product line, continues to have a positive impact on our sales funnel such that we are not only pursuing a growing number of opportunities, but also see a higher probability of recurring production revenues from these opportunities.”
Mr. Spothelfer continued, “Our focus in the near term will be to raise additional funds, realize our short-term sales opportunities and achieve cash earnings break-even.”
FINANCIAL RESULTS
Revenues for the second quarter of 2006 were $3.8 million, an increase of 21% compared to revenues of $3.1 million for the first quarter of 2006 and an increase of 12% compared to revenues of $3.4 million for the second quarter of 2005.
Wireless revenues were $3.7 million for the second quarter of 2006, compared to $3.0 million for the first quarter of 2006 and $3.1 million for the second quarter of 2005. Packet-voice revenues were $94,000 in the second quarter of 2006, compared to $94,000 for the first quarter of 2006 and $255,000 for the second quarter of 2005.
The Company’s gross profit for the second quarter of 2006 was $2.4 million, or a gross margin of 64% of revenues, compared to $1.7 million, or a gross margin of 54% of revenues, for the first quarter of 2006 and $2.1 million, or a gross margin of 61% of revenues, for the second quarter of 2005. The Company’s second quarter of 2006 gross margin was positively impacted by the resolution of its contractual issues with Globalstar, Inc.
Operating expenses for the second quarter of 2006 were $3.0 million, compared to $2.9 million for the first quarter of 2006 and $2.5 million for the second quarter of 2005. Operating expenses for the second quarter of 2006 included $26,000 in share-based compensation expense. Operating expenses for the second quarters of 2006 and 2005 also included $331,000 and $213,000 expense offsets, respectively, recorded pursuant to the company’s funding agreement with Technology Partnerships Canada.

Spectrum recorded a net loss of $530,000 for the second quarter of 2006, or $0.03 per share, compared to a net loss of $1.2 million, or $0.06 per share, for the first quarter of 2006 and a net loss of $396,000, or $0.02 per share, for the second quarter of 2005.
Spectrum’s cash position, net of bank indebtedness, at June 30, 2006 stood at $1.2 million, compared to $2.1 million at March 31, 2006. Drawings under the Company’s credit facility were nil at June 30, 2006. The Company is currently considering various financing alternatives to strengthen its balance sheet.
OPERATIONAL HIGHLIGHTS
Subsequent to the release of its first quarter results on May 4, 2006, Spectrum announced:
•	A $500,000 design-in with Motorola, Inc. for the supply of its flexComm SDR-3000 SMRDP for cognitive radio research and development. The agreement is significant because it provides Spectrum with valuable insight into how the public safety and homeland security markets are adopting software defined radio and cognitive radio technologies;

•	A design-in with Aselsan for the supply of its flexComm SDR-3002 IMRDP platform for research and development of software defined radio and Software Communications Architecture (SCA) technologies;

•	A design-in with Lockheed Martin Corporation for the supply of its flexComm SDR-3000 software defined radio platform. Lockheed Martin will use the SDR-3000 to advance its knowledge of the SCA and SCA-enabled waveform development and to accelerate development efforts under its next generation communications programs;

•	An agreement with the SDR Forum to allow Lee Pucker, Spectrum’s Chief Technology Officer (CTO), to act as consulting CTO to the SDR Forum concurrent with his role at Spectrum. The SDR Forum is an international, nonprofit organization dedicated to promoting the development, deployment and use of software defined radio technologies for advanced wireless systems;

•	An agreement with Objective Interface Systems, Inc. to integrate and market Objective Interface’s ORBexpress® RT with Spectrum’s flexComm SDR-4000 software defined radio signal processing platform. ORBexpress RT is a real-time CORBA Object Request Broker that enables software developers to simplify the development of distributed software applications, build scalable, efficient and robust applications, and reduce overall development time, meeting time-to-market requirements;

•	The appointment of Mr. Martin Carsky to the Company’s Board of Directors and as Chair of its Audit and Governance Committee. Mr. Carsky is the President, Chief Executive Officer and Chief Financial Officer of Cryopak Industries Inc and has over 15 years of capital markets, corporate development and restructuring experience; and

•	A design-in with Northrop Grumman Corporation for the supply of its flexComm SDR-3000 software defined radio platform for internal research and development of military satellite communications waveforms with a focus on SCA implementations.
CONFERENCE CALL INFORMATION
Spectrum will conduct a conference call and live audio webcast on August 3, 2006 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone or audio web cast. The conference call dial-in number is 1.866.497.3339. The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. A conference call replay will be available via Spectrum’s web site until August 10, 2006.

FORWARD-LOOKING SAFE HARBOUR STATEMENT
The statements by Pascal Spothelfer and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: viability of business strategy, liquidity and capital resources, variability of quarterly and annual operating results, contract performance, risks and uncertainties associated with defense related contracts, reliance on significant customers, technological change, risk of the design-in process, competition, reliance on key personnel, inflation and foreign currency fluctuations, potential undetected errors, audit firm risk, dependence on third party suppliers, export controls, intellectual property rights, stock based compensation, contract manufacturing, environmental and safety regulations, reliance on third party distributors, international operations and markets, uncertainty of current economic and political conditions, availability of licenses, corporate governance and public disclosure regulations, reliance on information technology systems and networks and the ability to obtain adequate insurance coverage. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The Company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The Company may or may not update these forward-looking statements in the future.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.
flexComm is a trademark of Spectrum Signal Processing Inc. ORBexpress is a registered trademark of Objective Interface Systems, Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.

SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

Spectrum Signal Processing Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$3,397	$3,793	$7,497	$6,934
Cost of sales	1,311	1,362	2,846	2,817

	2,086	2,431	4,651	4,117

Expenses
Administrative	827	1,059	1,813	2,167
Sales and marketing	711	905	1,747	1,740
Research and development	801	825	1,523	1,660
Amortization	164	146	327	302
Restructuring and other charges	(14)	38	8	38

	2,489	2,973	5,418	5,907

Loss from operations	(403)	(542)	(767)	(1,790)

Other
Interest expense	—	5	—	6
Other income	(7)	(17)	(19)	(39)

	(7)	(12)	(19)	(33)

Net loss	(396)	(530)	(748)	(1,757)

Deficit, beginning of period	(21,897)	(24,310)	(21,545)	(23,083)

Deficit, end of period	$(22,293)	$(24,840)	$(22,293)	$(24,840)

Loss per share
Basic and diluted	$(0.02)	$(0.03)	$(0.04)	$(0.09)

Weighted average number of shares
Basic and diluted	18,805,849	18,878,122	18,767,498	18,878,122

Spectrum Signal Processing Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	December 31,	June 30,
	2005	2006
		(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$2,275	$1,152
Restricted cash	24	25
Trade receivables, net of allowance for doubtful accounts of $285 (2005-$273)	2,542	2,798
Receivable from Technology Partnerships Canada	752	627
Inventories	1,672	1,554
Prepaid expenses	184	277

	7,449	6,433

Capital assets	1,152	932
Other assets	243	228

	$8,844	$7,593

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,405	$1,734
Accrued liabilities and other current liabilities	1,059	1,187
Deferred revenue	161	160

	2,625	3,081

Long-term obligations	866	860

Stockholders’ equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 18,878,122 (2005 – 18,878,122)	29,481	29,481
Additional paid-in capital	697	832
Warrants	79	—
Deficit	(23,083)	(24,840)
Accumulated other comprehensive income Cumulative translation adjustments	(1,821)	(1,821)

	5,353	3,652

	$8,844	$7,593

Spectrum Signal Processing Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(396)	$(530)	$(748)	$(1,757)
Adjustments to reconcile net loss to net cash used for operating activities
Amortization	171	154	343	317
Share-based compensation expense	—	26	—	56
Unrealized loss (gain) on foreign currency hedging instruments	—	(5)	—	12
Non-cash portion of restructuring charges	(14)	38	8	38
Changes in operating assets and liabilities
Restricted cash	—	13	73	(1)
Accounts receivable	475	(743)	809	(131)
Inventories	(130)	(4)	188	118
Prepaid expenses	(190)	(123)	(161)	(93)
Accounts payable	85	305	(7)	329
Accrued liabilities	(168)	(44)	(648)	72
Deferred revenue	(210)	(30)	24	(1)

Net cash used for operating activities	(377)	(943)	(119)	(1,041)

Cash flows from investing activities
Purchase of capital assets	(124)	(21)	(291)	(82)

Net cash used for investing activities	(124)	(21)	(291)	(82)

Cash flows from financing activities
Issue of shares on exercise of share purchase warrants, net of issue costs	—	—	531	—

Net cash provided by financing activities	—	—	531	—

Net increase (decrease) in cash and cash equivalents during the period	(501)	(964)	121	(1,123)
Cash and cash equivalents, beginning of period	3,948	2,116	3,326	2,275

Cash and cash equivalents, end of period	$3,447	$1,152	$3,447	$1,152